September 10, 2019

Jessica Billingsley
Chief Executive Officer
Akerna Corp.
1601 Arapahoe St.
Denver, CO 80202

       Re: Akerna Corp.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed August 27, 2019
           File No. 333-232694

Dear Ms. Billingsley:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors
Our amended and restated certificate of incorporation provides ..., page 27

1. Please revise your risk factor to clarify whether your exclusive forum provision would apply to derivative lawsuits based on claims under the federal securities laws. The risk factor should also clarify whether federal courts would have jurisdiction over these derivative lawsuits should the state courts in Delaware be found to lack jurisdiction. As noted in prior comment 2, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
       Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any
 Jessica Billingsley
Akerna Corp.
September 10, 2019
Page 2
      duty or liability created by the Securities Act or the rules and regulations thereunder.
Plan of Distribution
Lock-Up Agreement, page 35

2. Your response to prior comment 3 refers to "various selling stockholders are subject to the
      Lock-Up Agreement." Please identify the selling stockholders that are subject to the
      Lock-Up Agreement and quantify how much of the 5,798,692 shares of common stock being registered would be restricted from resale under the Lock-Up Agreement.
Incorporation of Documents By Reference, page 38

3. We note your response to prior comment 4 that your March 31, 2019 and 2018 interim financial statements were filed with your Form 8-K filed on June 21, 2019, and that Form
      8-K is incorporated by reference to your registration statement. Please be aware that your eligibility to file on Form S-3 is partly based on the periodic reporting history of MTech
      Acquisition Corp. You assumed the reporting history of MTech as its successor corporation through Rule 12g-3, as disclosed in your Form 8-K filed on June 21, 2019.
      As such, please incorporate all of the MTech periodic reports filed since the end its last completed fiscal year. Please refer to Item 12, Incorporation of Certain Information by
      Reference and General Instructions I.A on Form S-3.
      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

FirstName LastNameJessica Billingsley                        Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameAkerna Corp.
                                                             and Services
September 10, 2019 Page 2
cc:       Tamar Donikyan, Esq.
FirstName LastName